Exhibit 99.82

i-80 Gold Commences Underground Mining Program at Granite Creek

Reno, Nevada, February 23, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that they have started the underground mining program at the Company’s Granite Creek Mine (“Granite Creek” or “the Property”) property located in Humboldt County, Nevada.

The 2021 drill program was successful in delineating high-grade mineralization in multiple areas proximal to the existing mine workings and two Cubex rigs are on site drilling to complete definition in advance of underground mining (see Figure 1). The first stoping area has been defined and mining of the stope access to this area is now underway. The Company remains on target to ramp up to production in 2022. Mined material will be stockpiled on-site in preparation for trucking to Nevada Gold Mines’ (“NGM”) nearby Twin Creeks facility pursuant to interim arrangements entered into with NGM to process mineralization from i-80’s properties until the Company’s Lone Tree facility is operational.

Figure 1 - 3D Section of the Granite Creek Underground Mine

CX West Pit
CX Pit
Mag Pit
Otto/Adam Peak Zone
Ogee Zone
UGOG-034
20.5 g/t Au - 13.5 m
iGS21-07
17.2 g/t Au - 3.8 m
22.0 g/t Au - 3.4 m
BRFC-027
8.6 g/t Au - 21.6 m
iGS21-12
11.0 g/t Au - 9.1 m
iGS21-11
25.5 g/t Au - 5.5 m
iGS21-15
13.3 g/t Au - 13.1 m
20.3 g/t Au - 7.5 m
10.1 g/t Au - 17.5 m
South Pacific Zone
APRF-221
8.8 g/t Au – 24.4 m
Open
>10.0 g/t Au
5.0 - 10.0 g/t Au
100 m
Looking north-northeast
Section width: 950 m
Plunge 00
Azimuth 020

*See Press Release dated February 8, 2022 and Preliminary Economic Assessment NI 43-101 Technical Report Granite Creek Mine Project, Humboldt County, Nevada, USA dated November 9, 2021 for more information on referenced assay results

The Granite Creek Mine Project hosts both open pit and underground resources and is strategically located proximal to Nevada Gold Mines’ Twin Creeks and Turquoise Ridge mines at the north end of the Battle Mountain-Eureka Trend at its intersection with the Getchell gold belt in Nevada (see Figure 2). The underground deposit at Granite Creek represents one of the highest-grade gold deposits in North America with resource grades in excess of 10 grams per tonne (“g/t) gold.

“The interim processing arrangement with Nevada Gold Mines has allowed us to fast-track the development of the Granite Creek underground operation, such that it will become Nevada’s newest gold mine”, stated Matt Gili, President and Chief Operating Officer of i-80. “Granite Creek is one of four sites being prepared by the Company for mining in advance of the restart of our Lone Tree processing facility that includes an autoclave. Additionally, our highly successful drill program has not only defined areas for mining but has also resulted in new discoveries including the South Pacific Zone that has the potential to materially increase resources at Granite Creek.”

Figure 2 - Property Location Map

Owing to the success of the ongoing drilling in expanding mineralization, the program has been increased to 30,000 metres in 2022. In addition to the underground program at Granite Creek, the Company continues to advance permitting for open pit mine on the Property including heap leach processing on-site.

Qualified Person

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.